Exhibit 1
                                    ---------

MTNL/SECTT/UNAA/2006
January 17, 2006


The Secretary,
Delhi/Mumbai/Calcutta/Chennai/NSE/ NYSE
Stock Exchange


Sub:  Unaudited Financial Results (Provisional) for the quarter ended
      31.12.2005.


Dear Sir,

Pursuant to clause 41 of the Listing Agreement, we write to inform you that a meeting of the Board of Directors will be held on 30th January 2006 to inter-alia approve the Unaudited Financial Results (Provisional) for the quarter ended on 31.12.2005. Notice in this regard has already been given for publication in the newspapers.

Thanking you,

Yours faithfully,


(S.C. AHUJA)
COMPANY SECRETARY